EXHIBIT 4.6
                  Employment Contract Between Softlink, Inc.
                                 and Ted Feng


This Agreement is made on August 17, 1998, between Softlink, Inc., a Nevada Corporation, and ("Company"), with principal place of business at 2041 Mission College Blvd., Ste. 156, Santa Clara, California 95054 and Ted Feng, an individual, ("Employee"), with place of business at 4121 Campana Drive, Palo Alto, California 94306.
                                    Recital
Company desires to hire Employee because of Employee's business experience and expertise in software and internet.

1.0  Term of Contract
This agreement shall become effective from September 1, 1998, and will continue in effect for three years with an option to renew for three years unless terminated earlier.

2.0  Duties of Employee
Employee will serve Company faithfully in the capacity of Vice President of Operations or in a capacity with greater responsibility or authority to the best of Employee's ability under the direction of the Chief Executive Officer and / or the Board of Directors of Company.

Employee shall not directly or indirectly render any services of a business, commercial or professional nature to any person or organization other than Company, which would benefit a competitor of Company or harm Company. Additionally, Employee shall not directly or indirectly render any services of a business, commercial or professional nature to any persons or organization other than Company, which would negatively impact Employee's performance of his duties with Company.

3.0  Compensation
Employee's salary shall be at a rate of $8,000 a month starting August 1, 1998. Employee's salary will increase to $8800 a month when the Company receives its next $823,000 of financing and Employee's salary will increase to $10,000 a month when the Company receives at least another $2,000,000 of financing above the $823,000. The salary shall be paid on a bi-monthly basis.

Employee will receive an option to purchase 80,000 shares (these include the 13,725 shares of the original 33,725 shares previously granted to Ted Feng under a consulting agreement) of Softlink's common stock at a price of $0.61 a share and 40,000 shares of Softlink's common stock at a price of $1.20 a share. Employee shall have three years from the. date of vesting to exercise his right to purchase the shares. The option will vest with 20,000 shares at a price of $0.61 a share and $10,000 shares at a price of $1.20 a share vesting on signing of this agreement and the balance will vested at a rate of 2,000 shares at a price of $0.61 a share and 1,000 shares at a price of $1.20 a share per month over the subsequent 30 months starting after the first six months of employment.

4.0  Failure to Pay Employee
The failure of Company to pay Employee as provided above may, in Employee's sole discretion, be deemed a breach of this agreement, and unless such breach is cured within 15 days after written notice to Company, the breach of contract issue shall be subject to binding arbitration under terms of the American Arbitration Association.

5.0 Change of Ownership: In the event there is a change of control during Employee's employment, (a new owner controls more than 50 percent of the Company's common stock) and Employee's employment is terminated within 12 months of that event ( for reason other than cause) you will be eligible for a termination payment equal to the then current monthly compensation. All stock options will be immediately vested. For the purpose of this agreement, "cause" will be defined as contemplated by Section 2924 of the California Labor Code)

6.0  Reimbursement of Expenses
Company shall reimburse Employee for reasonable out-of-pocket pre-approved expenses that Employee shall incur in connection with Employee's services for Company, on presentation by Employee of appropriate vouchers to Company within 10 days.

7.0 Other Benefits: You will receive insurance, medical and health and other benefits then currently available to other senior executives as per existing or future policies.

8.0  Termination And Renewal of Agreement
An agreement to exercise the three-year option will be made mutually by both parties in writing six months prior to the end of the term of the agreement. If the option is not exercised, the parties are on notice that the agreement will terminate on August 31, 2001. Company or Employee may terminate this agreement without cause at any time with 30-day notice. If the Company terminates Employee without cause prior to August 31, 2001, than 100% of the any option to purchase common shares granted Employee by Company should immediately vest. If Employee terminates this agreement prior to August 31, 2001, Employee forfeits any option to be vested after the termination date.

9.0  Confidential Information
It is understood between the parties that, during the terms of the Agreement, Employee will deal with confidential information that is employers property used in the course of its business or other business confidential information. Employee shall treat as confidential any information obtained by employee concerning business, products, techniques, methods, systems, prices, plans or policies of the Company or Company's customers.

10.0 General
This Agreement constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes all prior oral or written agreements, arrangements, and understandings with respect thereto. This Agreement is made under and shall be construed pursuant to the laws of the State of California, in the County of Santa Clara, as if the agreement was made and entered into by both parties within the State of California.

     IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed as of the date first set forth above


Employee:                                         Company:
Ted Feng                                          Softlink, Inc.



/s/ TED FENG                                      /s/ JOHNSON T. LEE
--------------------------                        ------------------------------
Ted Feng                                          Johnson T. Lee, President